As filed with the Securities and Exchange Commission on June 27, 2003

File No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APHTON CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	80 S.W. Eighth Street, Suite 2160 Miami, Florida 33130 (305) 374-7338	95-3640931
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification Number

Philip C. Gevas

Chairman, President and Chief Executive Officer

Aphton Corporation

80 S.W. Eighth Street, Suite 2160

Miami, Florida 33130

(305) 374-7338

(305) 374-7615 (Fax)

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

Kara L. MacCullough, Esq.

Akerman Senterfitt

One Southeast Third Avenue, 28th Floor

Miami, FL 33131

(305) 374-5600

(305) 374-5095 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER UNIT (2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE

Common Stock, $.001 par value	4,550,000	$6.55	$29,802,500	$2,411

(1)	Consists of 4,550,000 shares that the registrant is required to register under the terms of a registration rights agreement among the registrant, the selling stockholder and other investors in connection with the issuance of a senior convertible note and warrant on June 12, 2003 (this amount represents approximately 150% of the shares of common stock currently issuable upon the conversion of the note and payment of interest thereon and the exercise of the warrant pursuant to Rule 416 of the Securities Act and additional shares of its common stock as may be offered, issued or sold to prevent dilution resulting from stock splits, stock dividends or similar transactions).
(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 of the Securities Act, based on the average high and low prices reported on the Nasdaq National Market on June 25, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 27, 2003

PROSPECTUS

APHTON CORPORATION

4,550,000 Shares of Common Stock, Par Value $.001 per Share

The selling stockholder named on page 15 of this prospectus may offer for sale up to 4,550,000 shares of our common stock, which may be issued as a result of the conversion of a senior convertible note, as interest shares on this note and upon exercise of a warrant held by the selling stockholder. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder under this prospectus, although we may receive proceeds from the exercise of the warrant. As of the date of this prospectus, the selling stockholder has not converted any portion of the senior convertible note, received any interest shares on the note or exercised any portion of the warrant. We do not know when, if ever, the selling stockholder will convert any portion of the senior convertible note or exercise any portion of the warrant.

Our common stock is listed on the Nasdaq National Market under the symbol “APHT.” On June 25, 2003, the last reported sale price of our common stock reported on Nasdaq was $6.95.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4 of this prospectus for a discussion of certain factors you should consider before you buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June     , 2003

THE COMPANY

Aphton Corporation is a biopharmaceutical company. We are engaged in research and development and conduct clinical trials for our products, both independently and with our corporate strategic partners. We apply our innovative active immunization (vaccine) technology-platform to develop products for neutralizing, and removing from circulation, hormones and other molecules that participate in gastrointestinal system and reproductive system cancer and non-cancer diseases. We also are developing a product to neutralize hormones to prevent pregnancy.

Since 1997 we have had a strategic alliance with Pasteur Merieux Connaught, now Aventis Pasteur, for products that treat gastrointestinal system and other cancers, in North America and Europe. Since 1998, we have had a strategic alliance with SmithKline Beecham, now GlaxoSmithKline, for products that treat reproductive system cancers and non-cancer diseases, worldwide.

During our first five years, we developed the basis of our innovative active immunization technology and our monoclonal antibody technology and have continued developing them to date. In our second five years, we initiated the development of products based on those technology platforms, which we have continued to date. Since our inception, we have developed a patent estate to protect our technology platforms and our products after they are commercialized. Together with our collaborating scientists, we have developed the scientific foundations and the scientific literature relating to the central role of gastrin and gastrin receptors in the onset, development, growth and spread of adenocarcinomas of the gastrointestinal system from the esophagus to the stomach, pancreas and liver and through the colon and rectum.

On March 31, 2003 we announced that taking into full account the $20 million financing package announced earlier that day, of which $15 million was received by April 4, 2003 and $5 million was received on June 12, 2003, our Board of Directors determined that it was not in the best interest of our stockholders to restructure the existing Co-Promotion Agreement and License with Aventis Pasteur to treat human cancers with G17DT and that the Letter of Intent (LOI) dated December 19, 2002 to restructure the agreement with Aventis, expired as of that date.

While retaining our favorable royalty split, which is in excess of 50%, in our agreement with Aventis Pasteur for countries in North America and Europe, we are pursuing our primary objective of filing for approval to market G17DT for monotherapy for advanced pancreatic cancer patients in the European Union, Canada and Australia by September 2003. With the expiration of the LOI agreement, we have resumed our intention to license, in return for royalties, up-front fees and milestone payments: a) G17DT to treat human cancers in markets worldwide outside of North America and Europe, especially in Japan, with a focus there on gastric cancer therapy; b) monoclonal antibody products to target gastrointestinal system cancers, worldwide; and c) G17DT for non-cancer therapy, to treat gastroesophageal reflux disease (GERD), worldwide.

Our primary approach for the treatment of major diseases such as cancer has been to employ (anti) “hormone therapy.” Our hormone therapy involves neutralizing, or blocking, targeted hormones which play a critical role in diseases of the gastrointestinal and reproduction systems. We have selected the strategy of hormone therapy because hormone therapy has proved over decades to be efficacious in the treatment of major diseases, both malignant and non-malignant. Well-documented examples of the efficacy of hormone therapy in humans are blocking gastrin (Proglumide) or blocking another hormone stimulated by gastrin, namely histamine (Zantac, Tagamet), to reduce stomach acid. These hormone therapies treat GERD, ulcerations of the esophagus and peptic ulcers. Additional examples of hormone therapy include blocking estrogen (Tamoxifen), for breast cancer therapy and blocking the production of testosterone (Lupron, Zoladex) for prostate cancer therapy.

Our anti-gastrin 17 immunogen (G17DT) is an anti-gastrin targeted therapy which induces antibodies in patients that bind to both gastrin 17 and gly-gastrin and remove them from circulation before they can bind to the cancer cell and initiate cell growth. Gastrin 17 and gly-gastrin are believed to be central growth factors, or the initiating signals, for cell growth, cell proliferation and metastasis (spread) in gastric, i.e. stomach, pancreatic, esophageal, colorectal, liver and other gastrointestinal (GI) system cancers. This signaling program is accomplished by gastrin binding to the large numbers of gastrin receptors which appear, de novo, in the great majority of cases, on tumor cell surfaces throughout the gastrointestinal system. Interrupting this process by immunizing the patient with our anti-gastrin immunogen is a precisely “targeted” immunotherapy. This specificity of targeting only cancer cells occurs because gastrin is not normally secreted and gastrin receptors are not normally found on cells in the GI system, unless they are malignant, or on the path to malignancy (except for those cells involved with normal acid secretion).

Recent findings have shown that inhibiting gastrin not only inhibits cell growth, proliferation and metastasis directly, but also “unblocks” a central pathway leading to cell-suicide (apoptosis). This tilts the balance, from cell growth, to cell suicide. This effect is amplified synergistically when our drug is given together with a chemotherapeutic drug. Gastrin also stimulates the secretion and expression of other important growth factors and receptors within and on the surfaces of the cancer cells involved in tumor growth. Hence, inhibiting gastrin inhibits all of the foregoing factors contributing to tumor growth and spread, while simultaneously opening a central pathway to cell suicide. Our anti-gastrin targeted therapy adds a biological dimension to the treatment of gastrointestinal cancers.

Financial Strategy

We finance our operations through the sale of our equity securities, convertible debentures and licensing fees. These funds provide us with the resources to operate our business, attract and retain key personnel and scientific staff, fund our research and development program, pre-clinical testing and clinical trials, obtain the necessary regulatory approvals and develop our technology and products.

We anticipate that our existing capital resources, which consist primarily of cash and short-term cash investments, including (i) the proceeds from the sale of convertible, redeemable, 5-year, interest-bearing notes and unregistered warrants to certain investors, including the selling stockholder, sold in two tranches, of which the first $15 million tranche closed on March 31, 2003 (the gross proceeds of which were subsequently received by us by April 4, 2003) and the second $5 million tranche closed on June 12, 2003; (ii) proceeds of $1.48 million from the sale of our common stock on February 24, 2003 and proceeds of $18,750 from the sale of unregistered warrants to an institutional investor; and (iii) proceeds of $3 million from the issuance on December 19, 2002 of a convertible, redeemable, 5-year, interest bearing debenture to Aventis Pharmaceuticals, Inc., will enable us to maintain a range of operations into the first quarter of 2004. Our future capital requirements will depend on numerous factors, including the following:

•	the progress of our research and development program, preclinical testing and clinical trials;

•	collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing, marketing and sale of certain of our products and our ability to obtain funds from such strategic alliances or from other sources;

•	the timing and cost of obtaining regulatory approvals;

•	the levels of resources that we devote to product development, manufacturing and marketing capabilities;

•	the cost of establishing, maintaining and enforcing intellectual property rights; and

•	competing technological and market developments.

Our principal executive offices are located at 80 S.W. Eighth Street, Suite 2160, Miami, Florida 33130, and our telephone number is (305) 374-7338. Our web page, describing the company, our technology, products, strategic alliances and news releases can be visited at: www.aphton.com. The web site is not a part of this prospectus.

RISK FACTORS

Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in our common stock.

Risks Related to Our Business

We expect to continue incurring substantial operating losses in the next several years.

We have experienced significant operating losses since our inception in 1981 and expect to continue incurring substantial operating losses for at least the next several years. We expect losses to increase as a result of the expenses associated with clinical testing and research and development. As of March 31, 2003, we had an accumulated deficit of approximately $145.5 million. Our ability to achieve profitability depends upon our ability, alone or through relationships with third parties, to develop successfully our technology and products, to obtain required regulatory approvals and to manufacture, market and sell such products.

We do not currently have any products which are approved for sale and we do not yet generate revenue from the sale of our products.

To date, we have not generated any revenues from product sales. All of our potential products are in various stages of product development, and some are still in research or in early development. All of our potential products will require expensive, extensive and time consuming clinical testing, and some may require additional research and development, prior to commercial use. Accordingly, we cannot plan on deriving revenues from these products for a number of years, if at all. These potential products may not be developed successfully into immunogens that can be administered to humans or may not prove to be safe and effective in clinical trials or cost-effective to manufacture and administer. We may encounter problems in clinical trials that will cause us to delay or suspend a clinical trial. Also, our products that are currently under development may not be completed successfully or within an acceptable time period, if at all. Further, our products may not receive regulatory approval. Finally, if any of our products do receive required regulatory approval, we may not be capable of producing those products in commercial quantities or those products may not be accepted by the marketplace.

We have substantial capital requirements and we may not be able to obtain additional financing.

Developing our technology and products will require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. Our future capital requirements will depend on many other factors, including:

•	the progress of our research and development program, preclinical testing and clinical trials;

•	collaborative arrangements or strategic alliances with other drug companies, including the further development, manufacturing, marketing and sale of certain of our products and our ability to obtain funds from such strategic alliances or from other sources;

•	the timing and cost of obtaining regulatory approvals;

•	the levels of resources that we devote to product development, manufacturing and marketing capabilities;

•	the cost of establishing, maintaining and enforcing intellectual property rights; and

•	competing technological and market developments.

In order to achieve our business plan we will need to seek additional financing through collaborative arrangements or through public or private equity or debt financings. Additional financing may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, dilution to the interests of existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves.

If we cannot operate as a going concern, we may be forced to significantly reduce or cease our current operations which could result in a decline in our stock price and a loss of your entire investment.

We have incurred recurring operating losses since inception and had a negative working capital at March 31, 2003 of approximately $9.0 million. Our independent auditors added a paragraph to their opinion on the consolidated financial statements for the year ending December 31, 2002 with respect to our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the financings completed subsequent to December 31, 2002.

We are presently seeking additional funds to operate through 2004 and beyond. In the event we are unable to secure additional funding, in order to preserve cash, we would be required to further reduce expenditures, effect further reductions in our corporate infrastructure, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, any of which could have a material adverse effect on our ability to continue our current level of operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to develop new technologies, the need for additional funding may be accelerated and there can be no assurance that such additional funding can be obtained on terms acceptable to us, if at all. If we are not able to generate sufficient capital through additional financing to fund our current operations, we may not be able to continue as a going concern. If we are unable to continue as a going concern, we may be forced to significantly reduce or cease our current operations. This could significantly reduce the value of our securities, which could result in our delisting from Nasdaq and cause investment losses for our stockholders.

Our products under development are based on an approach to disease therapy and prevention which has not yet been approved.

Our products under development are based on an approach to disease therapy and prevention which has not yet been approved. Our approach may ultimately prove to be unsuccessful since:

•	we may not successfully complete our product development efforts;

•	our products may not be proven to be safe and effective;

•	we may not receive approval from the U.S. Food and Drug Administration or FDA, or any other applicable regulatory agencies; or

•	medical centers, hospitals, physicians or patients may not accept our products as readily as current drug therapies or other forms of treatment.

Undesirable and unintended side effects or unfavorable publicity concerning any of our products or other products incorporating a similar approach could limit or curtail commercial use of our products and could have an adverse effect on our ability to obtain regulatory approvals and to achieve physician and patient acceptance.

We depend on others for manufacturing and marketing.

We have no manufacturing facilities for commercial production of our products under development and have no experience in marketing, sales or distribution. We intend to continue establishing arrangements with and relying on third parties, including large pharmaceutical companies, to manufacture, market, sell and distribute any product we develop. Although we believe that parties to any future arrangements will have an economic incentive to perform successfully their contractual responsibilities, the amount and timing of resources to be dedicated to these activities will not be within our control. Such parties may not perform their obligations as expected, we may not derive any revenues from such arrangements and our reliance on others for manufacturing products may result in unforeseen problems with product supply. Should we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute any product we develop, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that we may use must adhere to current good manufacturing practice regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, any FDA pre-market approval of our potential products would be adversely affected. Additionally, these manufacturers are subject to continual review and periodic inspections by the FDA and discovery of previously unknown problems with a manufacturer or facility may result in FDA restrictions which could adversely affect the manufacture and marketing of our products.

We depend on one of our strategic collaborators to supply one of our key materials.

Diphtheria Toxoid (DT) is a key material used in the development and manufacture of several of our therapeutic vaccines. We do not currently manufacture DT and large quantities of DT suitable for human use are not readily obtainable in the open market. We currently have a supply agreement with Aventis Pasteur, one of the few manufacturers of DT in the world, for this material. If the supply of DT from Aventis Pasteur is disrupted for any reason, we may be unable to obtain sufficient quantities of DT on a timely and cost-effective basis, if at all. This could result in increased costs, delayed development or ultimately unsuccessful clinical trials which could materially and adversely affect our ability to commercialize our products.

The terms of the $20 million senior convertible notes impose operating restrictions on us, which may prevent us from taking some corporate actions.

The terms of the $20 million senior convertible notes impose operating restrictions on us. These restrictions limit, among other things, our ability to:

•	on or before March 31, 2006, incur or guarantee additional indebtedness;

•	redeem, pay cash dividends or make other distributions on our common stock; and

•	create liens.

In addition, for a period of 18 months from June 12, 2003, the date we closed on the second tranche of the $20 million financing, we are, subject to certain limited exceptions, restricted from issuing, selling or exchanging, (A) any shares of our common stock, (B) any of our other equity securities, including without limitation shares of preferred stock, (C) any of our debt securities (other than debt with no equity feature), including without limitation any debt security which by its terms is convertible into or exchangeable for any of our equity securities, (D) any of our securities that are a combination of debt and equity, or (E) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security, unless in each case we shall have first offered to sell such securities on the same terms to the three investors under the securities purchase agreement.

We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of these covenants could result in a default in respect of the $20 million senior convertible notes. If a default occurs, the investors could elect to declare all amounts, together with accrued interest, to be immediately due and payable in cash, at a price equal to 110% of the amount due.

If we do not satisfy our registration obligations with respect to the common stock underlying the $20 million senior convertible notes and the warrants, the notes would be accelerated and we may not have sufficient cash to make such payments.

We are required to maintain the effectiveness of the registration statement, of which this prospectus forms a part, covering the resale of the common stock underlying the $5 million senior convertible note and the warrant comprising the second tranche of the $20 million financing, until the earlier of (i) such time as all of the shares that can be sold under this prospectus by the selling stockholder has been sold, and (ii) such time as such shares are eligible for resale pursuant to Rule 144(k) under the Securities Act. In addition, we are required to maintain the effectiveness of the registration statement covering the resale of the common stock underlying the $15 million senior convertible notes and the warrants comprising the first tranche of the $20 million financing for the same period as referred to above. We will be subject to various penalties for failing to meet our registration obligations and the related listing obligations for the underlying common stock, which include cash penalties and the forced redemption of the notes at 110% of the principal amount plus accrued interest for cash. We may not have sufficient cash to redeem the notes at 110% of the principal amount plus accrued interest.

Our existing debt obligations may make it difficult for us to enter into strategic transactions or to obtain financing in the future.

The terms of the agreements governing the $20 million senior convertible notes issued to certain investors, including the selling stockholder, and the $3 million convertible debentures issued to Aventis Pharmaceuticals, Inc. may restrict our ability to be acquired, sell our assets or obtain financing in the future. Under the terms of these debt securities, in the event of a change of control of us or a sale of all or substantially all of our assets, the surviving entity would be obligated to assume our outstanding debt obligations, and in the event of a change of control, the holders of each of our outstanding convertible notes and debentures would have the right to require us to redeem the entire principal of the debt securities plus accrued interest for cash, and, in the case of the $20 million senior convertible notes, 110% of the principal amount plus accrued interest. These provisions may make it difficult for us to enter into such a transaction with potential acquirers.

The $20 million senior convertible notes impose further restrictions on our ability to obtain financing in the future. These restrictions limit, among other things, our ability to incur or guarantee additional indebtedness on or before March 31, 2006. In addition, for a period of 18 months from June 12, 2003, the date we closed on the second tranche of the $20 million financing, we are restricted from issuing, selling or exchanging, (A) any shares of our common stock, (B) any of our other equity securities, including without limitation shares of preferred stock, (C) any of our debt securities (other than debt with no equity feature), including without limitation any debt security which by its terms is convertible into or exchangeable for any of our equity securities, (D) any of our securities that are a combination of debt and equity, or (E) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security, unless in each case we shall have first offered to sell such securities on the same terms to the three investors under the securities purchase agreement.

In addition, our existing debt obligations may make it difficult for us to attract financing in the future through the issuance of equity or debt securities. The conversion of any of our outstanding debt securities could result in substantial dilution to our stockholders. This potential dilution could dissuade potential investors from investing in the event that we attempt to issue additional convertible debt securities in the future. Finally, the $20 million senior convertible notes (as well as the related warrants) contain price adjustment provisions that could result in a substantial increase in the number of shares of common stock issuable upon conversion of these notes, and therefore additional significant dilution, in the event of an issuance of shares in a financing transaction in the future (information about these price adjustment provisions is contained in this prospectus under the caption “The Selling Stockholder”).

We may not have sufficient liquidity to make periodic interest payments under our outstanding notes and debentures.

We have material amounts of indebtedness outstanding as a result of the $20 million senior convertible notes issued to certain investors, including the selling stockholder, and the $3 million convertible debenture issued to Aventis Pharmaceuticals, Inc. We are required to make quarterly interest payments on the $20 million senior convertible notes in cash or stock, at our option, and annual interest payments on the $3 million convertible debenture in cash.

We are not in default under any of our existing financing instruments and believe we will have the resources to make all required interest payments. If, however, we at any time default on any of our payment obligations or other obligations under any financing instrument, the holders of the applicable instrument will have all rights available under the instrument, including the forced redemption of the entire principal of the instrument plus accrued interest for cash, and, in the case of the $20 million senior convertible notes, 110% of the principal amount plus accrued interest. The $20 million senior convertible notes also have certain qualified cross-default provisions, particularly for acceleration of indebtedness under the notes. Under such circumstances, our cash position and liquidity would be severally impacted, and it is possible we would not be able to pay our debts as they come due.

We depend on key personnel.

We depend upon the services of our senior management, none of whom is subject to an employment agreement with us. We have not insured against the loss, due to death or disability, of any key personnel. The loss of the services of any key personnel could have a material adverse effect on us. Because of the specialized nature of our business, our success also depends upon our ability to attract and retain highly qualified scientists and other technical personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.

Risks Related to Our Industry

The development of our products is subject to extensive regulation.

The research, pre-clinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Clinical trials and manufacturing and marketing of products undergo rigorous testing and approval processes by the FDA and equivalent foreign regulatory authorities, including the Medicines Control Agency, or MCA, in the United Kingdom. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approval is uncertain, and typically takes a number of years, depending on the type, complexity and novelty of the product. Since certain of our products involve the application of new technologies and are based on a new therapeutic approach, regulatory approvals may be obtained more slowly than for products produced using more conventional technologies. Additionally, we may encounter delays or disapprovals based upon additional government regulation resulting from future legislation or administrative action or changes in FDA or equivalent foreign regulatory policy made during the period of product development and regulatory review.

We may apply for approval from MCA or other European Union regulatory agencies to commercialize our potential immunogen to treat one or more of the gastrointestinal system cancers and ulcerations previously described, prior to applying for similar FDA approval. Even if we obtain approval from the MCA or other foreign regulatory agencies, FDA approval would still be required prior to marketing such a product in the United States. Although we have filed an Investigational New Drug application, or IND (a type of submission used to ultimately obtain FDA approval to market a new drug), with the FDA and the FDA has permitted us to proceed with clinical trials in the United States for pancreatic cancer, gastric cancer and prostate cancer, the clinical trials will seek safety data as well as efficacy data and will require substantial time and significant funding. Furthermore, we, the FDA, the MCA or other foreign regulatory agencies may suspend clinical trials at any time if it is determined that the participants in such trials are being exposed to unacceptable health risks. Approval for any products we develop may not be granted by applicable regulatory agencies on a timely basis, if at all, or if granted the approval may not cover all the clinical indications for which we are seeking approval or may contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use. Any delay in obtaining, or failure to obtain, necessary approvals would adversely affect our ability to generate product revenue. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

The industry in which we operate is characterized by rapid technological change and intense competition.

The treatment of diseases such as those to which our products are directed is subject to rapid, unpredictable and significant change. Our products under development seek to address certain cancers and diseases currently addressed, to some extent, by existing or evolving products and technologies of other biotechnology and pharmaceutical companies. Competition from other biotechnology companies, large pharmaceutical companies and universities and other research institutions is intense and is expected to increase. Many of these companies and institutions have substantially greater resources, research and development staffs and facilities than we do and have substantially greater experience in obtaining regulatory approval, and in manufacturing and marketing pharmaceutical products. In addition, other technologies may in the future be the basis of competitive products. Our competitors may succeed in developing technologies and products that are more effective than those we are developing or that would render our technology and products obsolete or noncompetitive.

Our ability to enforce our patents and proprietary rights is uncertain.

Our success will depend in large part on our ability to obtain patents, both in the United States and in other countries, maintain our unpatented trade secrets and operate without infringing on the proprietary rights of others. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.

As of June 25, 2003 we held 31 issued patents and have pending patent applications and patent applications in preparation. Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected.

Our commercial success also will depend, in part, on our not infringing patents issued to others. We may be required to obtain licenses to patents, patent applications or other proprietary rights of others. If we do not obtain such licenses, we could encounter delays in product introductions while we attempt to design around such patents, or the development, manufacture or sale of products requiring such licenses could be precluded. Our products may ultimately be found to infringe on the patents or proprietary rights of others. We could incur substantial costs, including diversion of management time, in defending ourselves in litigation brought against us on such patents or in litigation in which we assert our patents against another party, or in litigation brought by another party asserting its patents against us. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial financial costs to us and diversion of management attention, even if the eventual outcome is favorable to us. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection.

We may be exposed to product liability claims and uninsured risk.

The use of any of our products, whether for commercial applications or during pre-clinical or clinical trials, exposes us to an inherent risk of product liability claims if such products cause injury or result in adverse effects. Such liability might result from claims made directly by health care institutions, contract laboratories or others selling or using such products. We currently maintain product liability coverage against risks associated with testing our potential products in clinical trials. Insurance coverage for product liability, however, is becoming increasingly expensive and difficult to obtain. Insurance coverage may not be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect us against such liability. The obligation to pay any product liability claim in excess of whatever insurance we are able to acquire could have a material adverse effect on our business, financial condition and future prospects.

Our business involves the use of hazardous materials that could expose us to environmental liability.

Our research and development activities involve the controlled use of hazardous materials, chemicals, cultures and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. Current or future environmental laws or regulations could materially adversely affect our business, financial condition and results of operations.

Future healthcare reforms may adversely affect our financial results.

The levels of revenues and profitability of biotechnology and pharmaceutical companies, including us, may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to control health care costs. It is uncertain what legislative proposals, if any, will be adopted or what actions federal, state or third-party payors may take in response to any health care reform proposals or legislation. Further, to the extent that such proposals or reforms have an adverse effect on our business, financial condition and profitability or that of other biotechnology or pharmaceutical companies that are prospective corporate partners for certain of our products, our ability to commercialize our products may be affected adversely.

Our success depends on third party reimbursement.

Successful commercialization of our products will depend in part on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and other organizations. Third-party payors are increasingly challenging the pricing of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Any product that we succeed in bringing to market may not be eligible for reimbursement at a level which is sufficient to enable us to achieve market acceptance of our products or to maintain appropriate pricing. Without such reimbursement, the market for our products may be limited. Significant reductions in insurance coverage also may have an adverse effect on our future operations.

Risks Related to Our Common Stock

The price of our common stock may be volatile.

The market price of our common stock, like that of securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. Announcements regarding

•	scientific discoveries,

•	strategic partnerships or arrangements,

•	technological innovations,

•	litigation and governmental inquiries,

•	commercial products,

•	patents or proprietary rights,

•	the progress of clinical trials,

•	government regulation,

•	public concern as to the safety of drugs and reliability of our testing processes,

•	general market conditions,

•	fluctuations in financial performance from period to period,

•	termination of strategic alliances,

•	new financings, and

•	our ability to maintain Nasdaq listing requirements

may have a significant impact on the market price of our common stock. In addition, price and volume trading volatility in the U.S. stock market can have a substantial effect on the market prices of the securities of many biotechnology companies, frequently for reasons other than the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock.

The conversion of our convertible securities, the exercise of outstanding warrants, options and other rights to obtain additional shares could dilute the value of the shares.

As of June 25, 2003, there are debentures and notes convertible into 8,472,440 shares of our common stock (472,440 of which is based on the average closing price of our common stock for the five trading days prior to June 25, 2003), warrants exercisable for approximately 1,590,000 shares of our common stock and options exercisable for approximately 3,115,540 shares of our common stock.

The conversion of these convertible securities and the exercise of these warrants could result in dilution in the value of the shares of our outstanding common stock and the voting power represented thereby. In addition, the conversion price of the notes or the exercise price of the warrants may be lowered under the price adjustment provisions in the event of a “dilutive issuance,” that is, if we issue common stock at any time prior to their maturity at a per share price below such conversion or exercise price, either directly or in connection with the issuance of securities that are convertible into, or exercisable for, shares of our common stock. A reduction in the exercise price may result in the issuance of a significant number of additional shares upon the exercise of the warrants.

Neither the notes nor the warrants establish a “floor” that would limit reductions in such conversion price or exercise price, except for the 80% floor applicable to any dilutive issuance that occurs between March 31, 2004 and prior to March 31, 2006. By corollary, there is no “ceiling” on the number of shares issuable upon conversion of the notes or exercise of the warrants. Similarly, the convertible debenture issued to Aventis Pharmaceuticals, Inc. is convertible at the holder’s option at a price substantially equivalent to the market price of our common stock at the time of conversion. There is no floor that would limit the conversion price of the convertible debenture and no ceiling on the number of shares issuable upon conversion of such debenture. The downward adjustment of the conversion price of these convertible notes and debenture and of the exercise price of these warrants could result in further dilution in the value of the shares of our outstanding common stock and the voting power represented thereby.

Sales of substantial amounts of our shares of common stock could cause the price of our common stock to go down.

To the extent the holders of our convertible securities and warrants convert or exercise such securities and then sell the shares of our common stock they receive upon conversion or exercise, our stock price may decrease due to the additional amount of shares available in the market. The subsequent sales of these shares could encourage short sales by our stockholders and others which could place further downward pressure on our stock price. Moreover, holders of these convertible securities and warrants may hedge their positions in our common stock by shorting our common stock, which could further adversely affect our stock price. The effect of these activities on our stock price could increase the number of shares issuable upon future conversions of our convertible securities or exercises of our warrants.

We may also issue additional capital stock, convertible securities and/or warrants to raise capital in the future. In addition, we may, subject to no event constituting an event of default under the notes, or an event that with the passage of time would if not cured constitute an event of default under the notes, having occurred and the registration statements covering the resale of common stock under the convertible notes and warrants issued in the $20 million financing, including this registration statement of which this prospectus forms a part, continuing to be effective at that time, elect to pay any accrued interest on the $20 million senior convertible notes with shares of our common stock. The value attributed to any interest paid in shares depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date. To attract and retain key personnel, we may issue additional securities, including stock options. All of the above could result in additional dilution of the value of our common stock and the voting power represented thereby. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate. Public or private sales of substantial amounts of shares of our common stock by persons or entities that have exercised options and/or warrants could adversely affect the prevailing market price of the shares of our common stock.

We may not be able to maintain the Nasdaq listing requirements.

On October 15, 2002 and on November 1, 2002, we received notices from the staff of the Nasdaq National Market that our common stock had failed to maintain certain minimum requirements for continued listing on the Nasdaq National Market and both of the notices suggested that we may want to consider applying to transfer our securities to the Nasdaq Smallcap Market. We were subsequently advised by Nasdaq that we had regained compliance with certain minimum requirements for continued listing on the Nasdaq National Market and that our common stock would continue to be listed on the Nasdaq National Market, pending future review.

As of June 25, 2003, the last reported sale price of our common stock on Nasdaq was $6.95. If our share price falls below $3 per share for a period of 30 consecutive business days, we will not be in compliance with the continued listing requirements of the Nasdaq National Market and our common stock will be delisted if we do not regain compliance within 90 calendar days after we receive a non-compliance notice from Nasdaq. In the event that our common stock is delisted from the Nasdaq National Market, we would apply to list our common stock on the Nasdaq Smallcap Market. There is no assurance, however, that our application for trading our common stock on the Nasdaq Smallcap Market would be accepted or, if accepted, that we would be able to maintain eligibility for continued listing on the Nasdaq Smallcap Market.

Under the terms of the $20 million senior convertible notes, if our common stock were to be delisted from the Nasdaq National Market and not accepted for listing on the Nasdaq Smallcap Market, The American Stock Exchange or The New York Stock Exchange, Inc., the holders of such notes may redeem the notes at 110% of the principal amount plus accrued interest for cash.

In addition, delisting could reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our common stock. Not maintaining a listing on a major stock market may result in a decrease in the trading price of our common stock due to a decrease in liquidity, reduced analyst coverage and less interest by institutions and individuals in investing in our common stock. This could adversely affect our ability to raise funds through stock and debt issuances.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing “forward-looking statements” may be found in the material set forth in the section entitled, “The Company” as well as in the prospectus generally.

These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus contains forward-looking statements regarding:

•	expectations as to the adequacy of existing capital resources to support our operations through the first quarter of 2004;

•	expectations as to the receipt and timing of regulatory clearance and approvals;

•	expectations as to the development of our products;

•	statements as to anticipated reimbursement from third-party healthcare payers for our products; and

•	expectations as to our ability to continue as a going concern.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to obtain additional financing or reduce our costs and expenses;

•	our ability to develop, obtain regulatory approval for produce in commercial quantities and gain commercial acceptance for our products;

•	our ability to maintain our arrangements and collaborations with third parties for the supply of key materials and assistance in the manufacture, market, sale and distribution of any product we develop;

•	our ability to enforce our patents and proprietary rights;

•	our level of debt obligations and the impact of restrictions imposed on us by the terms of this debt;

•	our ability to attract and retain highly qualified scientists and other technical personnel; and

•	changes in healthcare reform.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder, if it chooses to sell some or all of its shares of our common stock. If the warrants held by the selling stockholder are exercised and the selling stockholder does not avail itself of the cashless exercise provisions contained therein, we may receive up to $972,000 upon exercise of these warrants, subject to the price adjustment provisions described in this prospectus. We intend to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes, including to fund our ongoing clinical trials and operations.

THE SELLING STOCKHOLDER

Issuance of Note and Warrant

On June 12, 2003, we issued to SF Capital Partners Ltd., the selling stockholder, as part of the second tranche of the $20 million financing, a senior convertible note and warrant in a private placement under an exemption from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D under the Securities Act. Both the note and the warrant have a term of five years. The note bears interest at the rate of 6% per annum. In addition, we have the option to, subject to no event constituting an event of default under the note, or an event that with the passage of time would if not cured constitute an event of default under the note, having occurred and the registration statement of which this prospectus forms a part continuing to be effective at that time, elect to pay any accrued interest on the $5 million senior convertible note with shares of our common stock. The value attributed to any interest paid in shares depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date. In addition, we have the right to redeem the note in cash under certain conditions at any time after March 31, 2006. The selling stockholder has the right at any time to convert this note into shares of our common stock subject to certain conditions as discussed below. The selling stockholder also has the right to cause us to redeem the outstanding principal and interest amounts and any unpaid late charges due under the note at any time after March 31, 2006.

Conversion of Note and Exercise of Warrant and Adjustments to Conversion and Exercise Prices

The $5 million senior convertible note is convertible at the selling stockholder’s option at any time into shares of common stock at a price of $2.50 per share and the warrant is exercisable at any time at a price of $2.70 per share, unless otherwise adjusted pursuant to the price adjustment provisions and the stock ownership limits as described below. The note is initially convertible into 2,000,000 shares of common stock and the warrant is initially exercisable into 360,000 shares of common stock, subject to the price adjustment provisions. All of the shares of common stock to be issued upon conversion of the note and exercise of the warrant are restricted securities until we register them under the registration statement of which this prospectus forms a part.

As of the date of this prospectus, the selling stockholder has not converted any portion of the senior convertible note or exercised any portion of the warrant. We do not know when, if ever, the selling stockholder will convert any portion of the senior convertible note or exercise any portion of the warrant.

The note and the warrant contain provisions that place a limit on the numbers of shares of our common stock that can be issued upon conversion or exercise, respectively. Under the provisions of the note, the selling stockholder does not have the right to convert any portion of the note to the extent that after giving effect to such conversion it would beneficially own more than 4.99% of the number of shares of our common stock outstanding immediately prior to such conversion. The same stock ownership limitation is applicable to the warrant. Any conversion of the notes or exercise of the warrants issued to the selling stockholder under the first and the second tranches is subject to the same stock ownership limitation in the aggregate.

The stock ownership limitation described above does not prevent the selling stockholder from selling a substantial number of shares in the market. By periodically selling shares into the market, the selling stockholder could eventually convert more than the applicable stock ownership limitations otherwise permit while never exceeding the stock ownership limitation at any specific time.

In addition, the $5 million senior convertible note and the warrant contain price adjustment provisions. Under the provisions of the note, if on or prior to March 31, 2006, we issue or sell any shares of our common stock or securities convertible into or exercisable for shares of our common stock for a consideration per share less than the conversion price of the note in effect immediately prior to such issuance or sale (a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the conversion price of the note will be reduced to an amount equal to such lower consideration for which our shares of common stock were issued. If any Dilutive Issuance occurs after March 31, 2004 and prior to March 31, 2006, then the conversion price will not be adjusted below a price equal to 80% of the conversion price in effect immediately before the Dilutive Issuance. If any Dilutive Issuance occurs on or after March 31, 2006 and prior to March 31, 2008, then immediately after such issuance, the conversion price will be reduced to an amount equal to the product of (x) the conversion price in effect immediately prior to the Dilutive Issuance and (y) the quotient of (1) the sum of (I) the product of the conversion price then in effect immediately before the Dilutive Issuance and the number of shares of our common stock outstanding immediately prior to such issuance and (II) the consideration, if any, received by us upon the Dilutive Issuance, divided by (2) the product of (I) the conversion price then in effect immediately before the Dilutive Issuance multiplied by (II) the number of shares of our common stock outstanding immediately after the Dilutive Issuance. Substantially similar price adjustment provisions are applicable to the warrant.

The foregoing provisions do not apply to common stock issued or issuable by us:

•	in connection with any employee benefit plan which has been approved by our board of directors, pursuant to which our securities may be issued to any employee, officer or director for services provided to us;

•	upon conversion of the note or upon exercise of the warrant described in the foregoing paragraph;

•	in connection with the payment of any interest on the note described in the foregoing paragraph in the form of shares of our common stock;

•	in connection with a strategic partnership or joint venture in which there is a significant commercial relationship between us and a third party, the primary purpose of which is not to raise capital in an amount not to exceed, in the aggregate, gross proceeds of $20,000,000 or an aggregate of 10,000,000 shares of our common stock;

•	pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds in excess of $45,000,000 (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act and “equity lines”); and

•	upon conversion of any options under our stock option plans or convertible securities that were outstanding on March 30, 2003, provided that the terms of such options or convertible securities are not amended, modified or changed on or after March 30, 2003.

Registration Rights

Pursuant to a registration rights agreement dated as of March 31, 2003 entered into in connection with the $20 million financing, we have agreed to register for resale 4,550,000 shares of our common stock in order to have sufficient shares issuable upon conversion of the $5 million senior convertible note, as interest shares on the note and upon exercise of the warrant held by the selling stockholder. In addition, we have agreed to maintain the effectiveness of the registration statement, of which this prospectus forms a part, until the earlier of (i) such time as all of the shares that can be sold under this prospectus by the selling stockholder have been sold, and (ii) such time as all of the shares of our common stock covered by this prospectus are eligible for resale pursuant to Rule 144(k) under the Securities Act.

For additional detail about the $5 million senior convertible note and the warrant, please refer to the securities purchase agreement, the registration rights agreement and the form of additional senior convertible note, each of which is filed as an exhibit to our current report on Form 8-K filed with the Commission on April 1, 2003, and the form of additional warrant that is filed as an exhibit to this registration statement.

Stock Ownership of Selling Stockholder

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of June 25, 2003 by the selling stockholder and its respective affiliates.

The number of shares that may actually be sold by the selling stockholder will be determined by it. The selling stockholder may sell some, all or none of these shares. Because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholder upon termination of the offering. We do not know how long the selling stockholder will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The table assumes that the selling stockholder sells as many shares as it can under this prospectus without regard to any limitations on the conversion or exercise of the convertible note or warrant imposed by the stock ownership limitations described above or otherwise.

Selling Stockholder	Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares Which May Be Offered Under This Offering	Number of Shares to be Owned After the Offering	Percentage of Common Stock Held After the Offering(%) (2)
SF Capital Partners Ltd.	4,720,000(3)	4,550,000(4)	2,360,000(5)	5.0%

(1)	We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by the selling stockholder and the percentage ownership of the selling stockholder, we include any shares as to which it has sole or shared voting power or investment power, as well as any shares of our common stock subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days after June 25, 2003.

(2)	This percentage is based on 47,089,019 shares of our common stock outstanding, which is the sum of: (a) 24,701,639 shares of our common stock issued and outstanding as of June 25, 2003; (b) the potential issuance of a maximum of 3,315,540 shares of our common stock upon the exercise of stock options; (c) the potential issuance of a maximum of 150,000 shares of our common stock upon the exercise of the warrants we issued to Mainfield Enterprises Inc. on February 24, 2003; (d) the potential issuance of a maximum of 472,440 shares of our common stock issuable upon the conversion of the $3 million convertible debenture we issued to Aventis Pharmaceuticals, Inc. (based on the average closing price of our common stock for the five trading days prior to June 25, 2003); (e) the potential issuance to certain investors, including the selling stockholder, of 13,650,000 shares issuable upon the conversion of the $15 million senior convertible notes, the exercise of the warrants issued concurrently with these notes, and the conversion of any unpaid and accrued interest on the notes payable in shares of our common stock; and (f) the potential issuance to the selling stockholder of 4,550,000 shares issuable upon the conversion of the $5 million senior convertible note, the exercise of the warrants issued concurrently with this note, and the conversion of any unpaid and accrued interest on the note payable in shares of our common stock.

(3)	Consists of (i) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by the selling stockholder at $2.50 per share and 360,000 shares issuable upon exercise of the warrants held by the selling stockholder for $2.70 per share issued in connection with the second tranche of the $20 million financing; and (ii) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by the selling stockholder at $2.50 per share and 360,000 shares issuable upon exercise of the warrants held by the selling stockholder for $2.70 per share issued in connection with the first tranche of the $20 million financing. For the purposes of calculating these numbers, we have not taken into consideration the application of the 4.99% limitation described above, and for the purposes of calculating (i) and (ii), we have assumed that the price adjustment provisions applicable to the conversion price of the notes and the exercise price of the warrants will not be triggered. Additionally, this number does not take into account the number of interest shares that may be issued quarterly through the maturity date of the notes on March 31, 2008.

(4)	As of June 25, 2003, the price adjustment provisions applicable to the conversion price of the note and the exercise price of the warrants have not been triggered. The maximum number of shares that can be offered by the selling stockholder holding the note and the warrants as of that date, based on the conversion price of $2.50 per share for the senior convertible note and the exercise price of $2.70 per share for the warrants and without regard to the applicable stock ownership limitation, is 2,360,000, which includes (i) 2,000,000 shares issuable upon conversion of the $5 million senior convertible note issued in connection with the second tranche of the $20 million financing held by the selling stockholder and (ii) 360,000 shares issuable upon exercise of the warrant issued in connection with the second trance of the $20 million financing held by the selling stockholder. This maximum number of 2,360,000 for the selling stockholder is less than the 4,550,000 shares we are required to register under the terms of the registration rights agreement. The additional shares are registered in the event that (a) the price adjustment provisions are triggered to lower the conversion price of the note and/or the exercise price of the warrant, which could result in the issuance of a substantial number of additional shares to the selling stockholder upon conversion of the note or exercise of the warrant, or (b) the assumptions used to calculate the number of interest shares issuable (which depends on the market price of our common stock during the five consecutive business days immediately preceding the applicable interest payment date) are incorrect and additional interest shares are issued.

(5)	Consists of 2,000,000 shares issuable upon conversion of the $5 million senior convertible note held by the selling stockholder at $2.50 per share and 360,000 shares issuable upon exercise of the warrants held by the selling stockholder for $2.70 per share issued in connection with the first tranche of the $20 million financing. A registration statement on Form S-3 was previously filed on May 29, 2003 covering the resale of these shares and additional shares that may be issued as interest shares or upon price adjustments.

Except as described in this prospectus, neither the selling stockholder nor its affiliates have had any material relationship with us or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

We are registering 4,550,000 shares of our common stock, which are issuable upon conversion or redemption of the convertible note, as interest shares on the convertible note and upon exercise of the warrants to permit the resale of these shares of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock; provided, however, that the selling stockholder will pay all applicable underwriting discounts and selling commissions, if any.

The selling stockholder may sell all or a portion of our common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2) in the over-the-counter market,

(3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4) through the writing of options, whether the options are listed on an options exchange or otherwise,

(5) through the settlement of short sales;

(6) through a combination of such methods of sale; or

(7) through any other method permitted pursuant to applicable law.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholder may also elect to sell all or a portion of their common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

The selling stockholder may pledge or grant a security interest in some or all of the convertible note, warrant or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any underwriter, broker-dealer or agent participating in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $47,411 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all applicable underwriting discounts and selling commissions, if any. We will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholder will be entitled to contribution. We may be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Akerman Senterfitt.

EXPERTS

The financial statements of Aphton Corporation appearing in Aphton Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the company’s ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, you may read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the Commission the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

Commission Filing (File No. 000-19122)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2003
Current Reports on Form 8-K	February 7, 2003, February 21, 2003, February 25, 2003, February 25, 2003, March 6, 2003, April 1, 2003, April 1, 2003, May 2, 2003, May 21, 2003, June 5, 2003 and June 13, 2003
Description of our common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	January 30, 1998
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address or telephone number:

Aphton Corporation

80 S.W. Eighth Street, Suite 2160

Miami, Florida 33130

Tel: (305) 374-7338

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.*

	SEC registration fee	$2,411
	Legal fees and expenses	$25,000
	Accounting fees and expenses	$10,000
	Printing, engraving and mailing expenses	$5,000
	Miscellaneous	$5,000

	Total	$47,411

* All amounts, except for the SEC registration fee, are estimated.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits the Company to indemnify any person who is or was a director, officer, employee and agent, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise (each an “Insider”) against liability for each such Insider’s acts taken in his or her capacity as an Insider in a civil action, suit or proceeding if such actions were taken in good faith and in a manner which the Insider reasonably believed to be in or not opposed to the best interests of the Company, and in a criminal action, suit or proceeding, if the Insider had no reasonable cause to believe his or her conduct was unlawful, including under certain circumstances, suits by or in the right of the Company for any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlements and for any liabilities which the Insider may have incurred in consequence of such action, suit or proceeding under conditions stated in said Section 145. The Company’s Certificate of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by the DGCL; provided, that the Company will not be required to indemnify any director or executive officer in connection with a proceeding initiated by such person, with certain exceptions.

As permitted by Section 102(b)(7) of the DGCL, Article NINTH of the Company’s Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as amended, which concerns unlawful payments of dividends, stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation and Bylaws permits the Company to secure insurance on behalf of any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise for any expense, liability or loss arising out of his or her actions in such capacity, regardless of whether the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 16.	Exhibits.

Exhibit No.	Description
4.2	Specimen of Common Stock Certificate. (1)
4.4	Form of Additional Senior Convertible Note issued by Aphton Corporation to SF Capital Partners Ltd. on June 12, 2003 (2)
4.7**	Form of Additional Warrant to purchase common stock issued by Aphton Corporation to SF Capital Partners Ltd. on June 12, 2003.
5.1*	Opinion of Akerman Senterfitt.
23.1**	Consent of independent certified public accountants, Ernst & Young LLP.
23.2*	Consent of Akerman Senterfitt (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature pages of this Registration Statement).

*	To be filed by amendment.
**	Filed herewith.
(1)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on January 30, 1998.
(2)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed on April 1, 2003.

Item 17.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(ii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on June 27, 2003.

APHTON CORPORATION

By:	/s/ Philip C. Gevas
Philip C. Gevas Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip C. Gevas and Frederick W. Jacobs his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement (and any and all amendments thereto) related to this Registration Statement and filed pursuant to Rule 462(b) promulgated by the Securities and Exchange Commission, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Philip C. Gevas Philip C. Gevas	Chairman, President and Chief Executive Officer	June 27, 2003

/s/ William A. Hasler William A. Hasler	Vice Chairman of the Board, Director and Co-Chief Executive Officer	June 27, 2003

/s/ Nicholas John Stathis Nicholas John Stathis	Director	June 27, 2003

/s/ Georges Hibon Georges Hibon	Director	June 27, 2003

/s/ Robert S. Basso Robert S. Basso	Director	June 27, 2003

/s/ Frederick W. Jacobs Frederick W. Jacobs	Vice President, Chief Financial Officer, Treasurer and Chief Accounting Officer	June 27, 2003

Exhibit Index

Exhibit Description

4.7	Form of Additional Warrant to purchase common stock issued by Aphton Corporation to SF Capital Partners Ltd. on June 12, 2003.

23.1	Consent of independent certified public accountants, Ernst & Young LLP.